UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

(Amendment No. 5 ) *
Cathay Merchant Group Inc.
(Name of Issuer)
Common Stock, Par Value $0.10 Per Share
(Title of Class of Securities)
29442R105
(CUSIP Number)
Michael J. Smith MFC Bancorp Ltd. 8th Floor, Dina House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong SAR, China Telephone (852) 2537-3613
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 30, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(3), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29442R105

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). MFC BANCORP LTD.
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X ] (b) [ ]
3. SEC Use Only
4. Source of Funds (See Instructions): OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]
6. Citizenship or Place of Organization: Yukon Territory, Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 5,224,144 (1),(2)
8. Shared Voting Power 0
9. Sole Dispositive Power 5,224,144 (1),(2)
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 5,224,144 (1),(2)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13. Percent of Class Represented by Amount in Row (11) 27.8% (1),(2)
14. Type of Reporting Person (See Instructions): CO

(1) This number includes the 3,738,044 shares held by Sutton Park International Limited, a corporation organized under the laws of Barbados, and wholly-owned by MFC Bancorp Ltd. and the 806,100 shares held by MFC Merchant Bank S.A., a bank organized under the laws of Switzerland, and wholly owned by MFC Bancorp Ltd.

(2) This number does not include the number of shares that can be acquired by MFC Merchant Bank S.A. upon conversion of the amount balance under the Credit Facility Agreement (defined in Item 3 of this document) at a conversion price which is equal to the ten day average of the closing price of the Issuer stock. Please refer to our Schedule 13D filed on November 9, 2004 for further information and such information is incorporated by reference.

CUSIP No. Not Applicable
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). SUTTON PARK INTERNATIONAL LIMITED
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X ] (b) [ ]
3. SEC Use Only
4. Source of Funds (See Instructions): OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]
6. Citizenship or Place of Organization: BARBADOS
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 3,738,044
8. Shared Voting Power 0
9. Sole Dispositive Power 3,738,044
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 3,738,044
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13. Percent of Class Represented by Amount in Row (11) 19.9%
14. Type of Reporting Person (See Instructions): CO

CUSIP No. Not Applicable
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). MFC MERCHANT BANK S.A.
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X ] (b) [ ]
3. SEC Use Only
4. Source of Funds (See Instructions): WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]
6. Citizenship or Place of Organization: SWITZERLAND
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 806,100 (1)
8. Shared Voting Power 0
9. Sole Dispositive Power 806,100 (1)
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 806,100 (1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13. Percent of Class Represented by Amount in Row (11) 4.3% (1)
14. Type of Reporting Person (See Instructions): CO

(1) This number does not include the number of shares that can be acquired by MFC Merchant Bank S.A., a bank organized under the laws of Switzerland, and wholly owned by MFC Bancorp Ltd., upon conversion of the amount balance under the Credit Facility Agreement (defined in Item 3 of this document) at a conversion price which is equal to the ten day average of the closing price of the Issuer stock. Please refer to our Schedule 13D filed on November 9, 2004 for further information and such information is incorporated by reference.

Item 1. Security And Issuer

This Statement relates to shares of common stock, par value $0.10 per share (the "Shares") of Cathay Merchant Group Inc. (formerly Equidyne Corporation) (the "Issuer").

The principal executive offices of the Issuer are located at 3604 Tower 1, Kerry Everbright City, 218 Tian Mu Road West, Shanghai, China.

Item 2. Identity And Background

This statement is filed on behalf of MFC Bancorp Ltd. ("MFC") and its direct, wholly-owned subsidiaries, Sutton Park International Limited ("Sutton Park") and MFC Merchant Bank S.A. ("MFC Merchant Bank").

MFC operates in the financial services segment and has an address at 8th Floor, Dina House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong SAR, China. Sutton Park operates in the financial services segment and has an address at Palm Court, 28 Pine Road, Belleville, St. Michael, Barbados. MFC Merchant Bank operates in the financial services segment and has an address at Kasernenstrasse 1, 9100 Herisau AR, Switzerland.

During the last five years, none of MFC, Sutton Park, MFC Merchant Bank or, to their knowledge, any of their respective officers or directors, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of MFC, Sutton Park, MFC Merchant Bank or, to their knowledge, any of their respective officers or directors, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

MFC is organized under the laws of the British Columbia, Canada. Sutton Park is organized under the laws of Barbados. MFC Merchant Bank is organized under the laws of Switzerland.

For information with respect to each executive officer and director of MFC, Sutton Park and MFC Merchant Bank, see Appendix A attached hereto which is specifically incorporated herein by reference in its entirety.

Item 3. Source and Amount of Funds or Other Consideration

MFC Merchant Bank acquired an additional 806,100 Shares of the Issuer with working capital funds.

Please refer to our Schedule 13D filed on November 9, 2004 for further information and such information is incorporated by reference.

Item 4. Purpose of Transaction

Please refer to our Schedule 13D filed on November 9, 2004 for further information and such information is incorporated by reference.

Item 5. Interest in Securities of the Issuer

MFC has the sole power to direct the vote of, and accordingly has beneficial ownership of 680,000 Shares registered in its name , 3,738,044 Shares registered in the name of Sutton Park (a wholly-owned subsidiary of MFC), and 806,100 Shares registered in the name of MFC Merchant Bank (a wholly-owned subsidiary of MFC) representing in aggregate approximately 27.8 % of the Issuer's Shares.

As a result of the Credit Facility Agreement, MFC Merchant Bank has rights to convert amounts under the Credit Facility into Shares, but is not entitled to exercise such rights that will cause MFC Merchant Bank to own or control greater than 19.99% of the voting control of the Issuer until such time as the Issuer has received shareholder approval to do so. As MFC Merchant Bank is a wholly-owned subsidiary of MFC, MFC has rights to indirect beneficial ownership of an additional, but no more than, 19.99% of the voting control of the Issuer.

On August 24, 2004, upon MFC Merchant Bank exercising its conversion rights under the Credit Facility Agreement and converted $1,575,000 of the Commitment at a rate of exchange of $0.50 per share, the Issuer issued to MFC Merchant Bank 3,150,000 Shares and immediately, on the same day, pursuant to a transfer agreement dated August 24, 2004 between MFC Merchant Bank and Sutton Park (the "Transfer Agreement"), MFC Merchant Bank transferred its 3,150,000 Shares to Sutton Park at the same price of $0.50 per share for a total price of $1,575,000. Both MFC Merchant Bank and Sutton Park are direct wholly-owned subsidiaries of MFC.

On September 16, 2004, the shareholders of the Issuer approved the right of MFC Merchant Bank to convert all of the remaining $18,425,000 of the Credit Facility into shares of the Issuer.

On November 29, 2004, MFC Merchant Bank acquired 806,100 Shares for a total price of $565,116.41.

To the knowledge of MFC, Sutton Park and MFC Merchant Bank, none of its directors or executive officers have any power to vote or dispose of any Shares of the Issuer, nor did they, MFC, Sutton Park or MFC Merchant Bank effect any transactions in such Shares during the past 60 days, except as disclosed herein.

Michael J. Smith has been a member of the board of directors of the Issuer since May 10, 2004, and has been the President, Chief Executive Officer, Chief Financial Officer, Secretary and Chairman of the board of directors of the Issuer since October 6, 2004. Mr. Smith previously served as a member of the board of directors of the Issuer from September 9, 2003 to April 20, 2004, and as President, Chief Executive Officer, Chief Financial Officer and Secretary of the Issuer from September 16, 2003 to April 20, 2004. Mr. Smith is also the President, Chief Executive Officer, Secretary and a director of MFC; the President, Secretary and a director of Sutton Park; and the Chairman of the Board of Directors of MFC Merchant Bank .

Please refer to our Schedule 13D filed on November 9, 2004 for further information and such information is incorporated by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth above or set forth in the exhibits, there are no contracts, arrangements, understandings, or relationships between the reporting persons and any other person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

A. Joint Filing Agreement

B. Credit Facility Agreement (incorporated by reference from our Schedule 13D filed on May 4, 2004)

C. Transfer Agreement (incorporated by reference from our Schedule 13D filed on August 24, 2004)

Signature

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

November 30 , 2004
Date

MFC BANCORP LTD.

/s/ Michael J. Smith
Signature

Michael J. Smith, President
Name/Title

SUTTON PARK INTERNATIONAL LIMITED

/s/ Michael J. Smith
Signature

Michael J. Smith, President
Name/Title

MFC MERCHANT BANK S.A.

Peter Hediger /s/ M. Hättenschwiler
Signature

Peter Hediger, General Manager M. Hättenschwiler, Assistant Vice-President
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001)

INDEX OF EXHIBITS

Exhibit No.	Description

A.	Joint Filing Agreement

B.	Credit Facility Agreement (incorporated by reference to our Schedule 13D filed on May 4, 2004)

C.	Transfer Agreement (incorporated by reference to our Schedule 13D filed on August 24, 2004)

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned agree that the foregoing Statement of Schedule 13D is being filed with the Securities and Exchange Commission on behalf of each of the undersigned pursuant to §240.13d-1(k).

November 30 , 2004
Date

MFC BANCORP LTD.

/s/ Michael J. Smith
Signature

Michael J. Smith, President
Name/Title

SUTTON PARK INTERNATIONAL LIMITED

/s/ Michael J. Smith
Signature

Michael J. Smith, President
Name/Title

MFC MERCHANT BANK S.A.

/s/ Peter Hediger /s/ M. Hättenschwiler
Signature

Peter Hediger, General Manager M. Hättenschwiler, Assistant Vice-President
Name/Title

EXHIBIT B

CREDIT FACILITY AGREEMENT

(Incorporated by reference to our Schedule 13D filed on May 4, 2004.)

EXHIBIT C

TRANSFER AGREEMENT

(Incorporated by reference to our Schedule 13D filed on August 24, 2004.)

APPENDIX A

DIRECTORS AND EXECUTIVE OFFICERS

The following tables sets forth the information required by Instruction C to Schedule 13D with respect to MFC Bancorp Ltd., Sutton Park International Limited and MFC Merchant Bank SA. During the last five years, none of the persons listed in the following table has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and none of the persons listed in the following table was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

MFC Bancorp Ltd.
Name	Address	Principal Occupation, Principal Business and Address (1)	Citizenship
Michael J. Smith	8th Floor, Dina House, Ruttonjee Centre 11 Duddell Street Hong Kong SAR, China	President, Chief Executive Officer and Secretary of MFC Bancorp Ltd. 8th Floor, Dina House, Ruttonjee Centre 11 Duddell Street Hong Kong SAR, China	British
Silke Brossmann	8th Floor, Dina House, Ruttonjee Centre 11 Duddell Street Hong Kong SAR, China	Independent Consultant founder of All in One Management Messeresidenz 2 Nieder-Roeder-Strasse 24 D-63322 Roedermark	German
Stefan Feuerstein	8th Floor, Dina House, Ruttonjee Centre 11 Duddell Street Hong Kong SAR, China	Managing Director of MFC Capital Partners AG Charlottenstrasse 59, D - 10117 Berlin, Germany	German
Kelvin Yao	8th Floor, Dina House, Ruttonjee Centre 11 Duddell Street Hong Kong SAR, China	Professor and Chief of the Eye Center and Institute of Ophthalmology Zhejiang University Zhejiang,, China	Chinese
Shuming Zhao	8th Floor, Dina House, Ruttonjee Centre 11 Duddell Street Hong Kong SAR, China	Professor and Dean of the School of Business Nanjing University 22 Hankou Road Nanjing, 210093, China	Chinese

(1) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

Sutton Park International Limited
Name	Address	Principal Occupation, Principal Business and Address (1)	Citizenship
Michael J. Smith	Palm Court 28 Pine Road Belleville St. Michael Barbados	President, Chief Executive Officer and Secretary of MFC Bancorp Ltd. 8th Floor, Dina House, Ruttonjee Centre 11 Duddell Street Hong Kong SAR, China	British
David Csumrik	Palm Court 28 Pine Road Belleville St. Michael Barbados	Managing Director of Longview Associates (Barbados) Ltd. Palm Court 28 Pine Road Belleville St. Michael Barbados	Canadian

(1) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

MFC Merchant Bank SA
Name	Address	Principal Occupation, Principal Business and Address (1)	Citizenship
Michael J. Smith	MFC Merchant Bank SA Kasernenstrasse 1 CH-9100 Herisau	President, Chief Executive Officer and Secretary of MFC Bancorp Ltd. 8th Floor, Dina House, Ruttonjee Centre 11 Duddell Street Hong Kong SAR, China	British
Hans Rudolf Steiner	MFC Merchant Bank SA Kasernenstrasse 1 CH-9100 Herisau	International commercial arbitrator and independent director in several Swiss companies Münstergasse 2 Postfach 2842 CH-8022 Zürich	Swiss
Max Huber	MFC Merchant Bank SA Kasernenstrasse 1 CH-9100 Herisau	Independent financial advisor Malztrasse 40 CH-8400 Winterthur	Swiss
Erich Kaiser	MFC Merchant Bank SA Kasernenstrasse 1 CH-9100 Herisau	Independent Financial Consultant Ch. Du Creux-de-Corsy 107 CH-1093 La Conversion	Swiss
Peter Hediger	MFC Merchant Bank SA Kasernenstrasse 1 CH-9100 Herisau	General Manager MFC Merchant Bank SA Kasernenstrasse 1 CH-9100 Herisau	Swiss
Kilian Carrarini	MFC Merchant Bank SA Kasernenstrasse 1 CH-9100 Herisau	Head Investment Banker MFC Merchant Bank SA Kasernenstrasse 1 CH-9100 Herisau	Swiss/Italian
Michael Hättenschwiler	MFC Merchant Bank SA Kasernenstrasse 1 CH-9100 Herisau	Assistant Vice President MFC Merchant Bank SA Kasernenstrasse 1 CH-9100 Herisau	Swiss

(1) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.